[COVER PHOTO]
                                    May 2000



CFW
Communications Company

                           Forward-Looking Statements

This presentation contains forward-looking statements that are based upon the company's estimates and expectations concerning future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These risks and uncertainties include, among other things, future competitive and market conditions, whether the Company's services gain customer acceptance, future business decisions, and other factors, including those described in the company's filings with the Securities and Exchange Commission, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. In light of the significant uncertainties inherent in the forward-looking information herein, the inclusion of such information should not be regarded as a representation by the company or any other person that the Company's objectives or plans will be realized.

                                    [GRAPHIC]
                              Transaction Overview

          Existing CFW Shareholders----   ------------Welsh, Carson, Anderson & Stowe and
          59.3% Ownership, 13.1MM      |  |           Morgan Stanley Dean Witter
          Shares                       |  |           $100MM (WCAS)        $100MM (WCAS)
                                       |  |           10.9% Ownership      10.0% Ownership
                                       |  |           2.4MM Shares         2.2MM Shares
                                       |  |           $12.5MM (MSDW)       $12.5MM (MSDW)
                                       |  |           1.4% Ownership       1.3% Ownership
                                       |  |           0.3MM Shares         0.3MM Shares

                        $375MM                        $325MM
Senior and Subordinated------->Post-transaction CFW------------>Senior Bank Debt
Notes
                              $407MM   |  | 16.6% Ownership
                              RSA 5    |  | 3.7MM CFW Shares
                              RSA 6    |  |
                              $20 MM   |  |
                   Lease Obligations   |  |
                               100%    |  | 100%
          Richmond/Norfolk PCS---------    -----------R&B Communications
          2.9 Million POPs                                ILEC - 12,000 Access Lines*
          83% Covered                                     CLEC - 4,000 Business Access Lines*
          20 MHz                                          Long Haul - 110.5 Route Miles
          78,000 Digital                                  Internet - 2,000 Subscribers*
          Subscribers*                                    25.9% VA PCS Alliance
                                                          34.3% WVA PCS Alliance

     *As of 12/31/99

CFW
Communications Company                                                        3

                                    Financing

o    Fully Committed Equity
     o    $112.5MM Convertible Preferred at $41/share (8.5% coupon)
          o Initial investment - issuance is not conditioned on the closing of the Richmond/Norfolk PCS transaction
          o $100MM Welsh Carson Anderson & Stowe (WCAS)
          o $12.5MM Morgan Stanley Dean Witter (MSDW)
     o    $112.5MM Convertible Preferred at $45/share (5.5% coupon)
          o Funding to occur at closing of the acquisition - terms subject to shareholder approval
          o $100MM WCAS
          o $12.5MM MSDW
o    Fully Committed Debt Financing
     o    $325MM Senior Bank Debt - commitment from MSDW
     o    $280MM of Bridge Senior Notes - commitment from MSDW
     o    $95MM Privately Placed Subordinated Notes - commitment from WCAS
CFW
Communications Company                                                        4

                                  Pro Forma CFW
                                    [CHART}

                                 Pre-Transaction                                                     Post-Transaction
----------------------------------------------------------------------------------    ---------------------------------------------
CFW                                  Richmond/              R&B                       Pro Forma CFW
                                     Norfolk PCS

PCS                                  PCS                       PCS                     PCS
---                                  ---                       ---                     ---
o  1.6 Million Total POPs        o  2.9 Million Total POPs   o  26% of VA PCS       o  8.3 Million Consolidated POPs
   65% of VA PCS                     100%                    o  34% of WV PCS       o  7.6 Million Total Attributed POPs
o  2.2 Million Total POPs                                    o  22% of Other PCS    o  91% of VA PCS
   45% of WV PCS                                                                    o  79% of WV PCS
o  1.5 Million Total POPs                                      ILEC                 o  100% of Richmond PCS
   78% of Other Licenses                                       ----                 o  99% of Other Licenses
                                                             o  12,200 Access Lines

ILEC                                                           CLEC                    ILEC
----                                                           ----                    ----
o  38,000 Access Lines                                       o  4,000 Access Lines  o  50,200 Access Lines

CLEC                                                           Long Haul               CLEC
----                                                           ---------               ----
o  5,800 Access Lines                                        o  110.5 Route Miles   o  9,800 Access Lines

Long Haul                                                      Spectrum                Long Haul
---------                                                      --------                ---------
o  Over 1,500 Route Miles by FYE 2000                        o  100,000 MMDS        o  Over 1,500 Route Miles by FYE 2000
                                                                  Households
                                                             o  1.65MM lol. LMDS POPs
                                                             o  29% Ownership of LMDS
Spectrum                                                                               Spectrum
--------                                                                               --------
o  750,000 MMDS Households                                     Internet             o   850,000 MMDS Households
o  6MM WCS POPs                                                                         --------
o  1.65MM lol. LMDS POPs                                     o  2,000 Subs          o   6 MM WCS POPS
o  51% Ownership of LMDS                                                            o   1.3 MM total att. MDS POPS



Internet                                                                               Internet
--------                                                                               --------
 45,200 subs                                                                        o   47,200 Subs

To Be Divested                                                                         To Be Divested
--------------                                                                         --------------
o  Cellular [to Bell Atlantic],                                                     o  Towers [from Richmond], Directory Assistance
    Towers Directory Assistance and                                                       and Investment in LSSI
    Investments LSSI


CFW
Communications Company                                                        5

                                  CFW Overview

o    Digital PCS
     o    Statewide coverage in Virginia(1) and West Virginia markets
     o    CDMA Technology
     o 8.3 Million consolidated POPs in the Mid-Atlantic region; 7.6 Million attributed POPs
     o    Additional growth opportunity
          -    Build out of 2 million PCS license POPs: parts of VA, WV, MD,
               TN, PA
          -    Spectrum swaps
          -    Spectrum re-auction
     o    Approximately 125,000 pro forma subscribers as of December 31, 1999
     o    Wireless data offering

o    Integrated Communications Provide (ICP)
     o    Leading Mid-Atlantic facilities based ICP
     o    Focused on high-growth communications sectors
          -    PCS: 8.3 million consolidated POPs
          -    CLEC: 9 markets in VA and WV
          -    Internet:  ISP in 52 markets in VA, WV, Eastern TN and Western NC
     o    Leverage VA and WV fiber optic network
     o Ability to leverage infrastructure, billing, and brand (strategic enablers) for competitive advantage

(1) Excluding the Washington D.C. metropolitan area

CFW
Communications Company                                                        6

R&B Overview

o    Partner in PCS Alliances - provides consolidation and control of PCS
     Alliances
o    Complements ICP expansion strategy
o Potential synergies include billing, network operations, sales, engineering, and switching
o    100 year old ILEC company in proximity to CFW ILEC properties
          o    Revenues of $16.8MM for 1999
          o    EBITDA of $7.5MM for 1999

CFW
Communications Company                                                        7

Richmond/Norfolk PCS Overview
o Richmond/Petersburg BTA, Norfolk/Virginia Beach BTA -- 2.9 million population
o      Customers -- approximately 78,000  (43,000 postpay; 35,000 prepay)
o      Revenue: $50.5MM for 1999
o      EBITDA:  $(8.2)MM for 1999
o      CDMA Technology Provider
o      PCS Licenses -- B Block  --  20 MHz
     o      over 83% POPs covered
     o      200 cell sites in service

CFW
Communications Company                                                        8

Richmond/ Norfolk PCS
Operating Strategy

o Recognize Synergies
     o     Enhanced statewide service offerings
     o     Leverage infrastructue costs over greater subscriber base
     o     Greater ability to penetrate market with larger footprint
     o     Network connectivity
o CAPEX Requirements
     o     Expansion of coverage footprint
     o     Extend service area to improve service and reduce churn
     o     Build capacity to accommodate wireless data
o Long-Term Bundling Opportunity
     o     Cross-marketing revenue synergies

CFW
Communications Company                                                        9

Dramatic Growth of Wireless Industry
o  Growth from 3 sources
     o      Traditional Voice
     o      Wireline displacement
     o      Wireless data
o  Wireless voice and data projected to grow 45% CAGR over next 5 years

    [GRAPH PROVIDING PROJECTED WIRELESS INDUSTRY CAGR AND PENETRATION GROWTH
                              FOR NEXT FIVE YEARS]

Wireless MOU's in billions
Source: Consensus Wall Street Estimates

CFW
Communications Company                                                        10

                          Catalysts for Value Creation

o    Richmond PCS               o    Geographic fit - completes VA & WV cluster
                                o    Builds scale in PCS business
                                o    Complements ICP Strategy

o    R&B Communications         o    Provides control and consolidation of Alliances
                                o    Complementary in-region business segments

o    WCAS & MSDW                o    Patient growth capital
                                o    Significant industry expertise

o    Sale of Non-Core Assets    o    Enables management to focus time and attention
                                     on core business
                                o    Provides additional capital
                                o    Monetizes undervalued assets

CFW
Communications Company                                                        11

Combined Company Profile
o  Service Areas
     o      Wireless
     o      Wireline
     o      Internet
     o      Fiber Network
o  Operating Strategy
o  Strategic Enablers
o  Competition
o  Financial Overview
o  Management Team

CFW
Communications Company                                                       13

                         Overview of Service Footprint

                                     [map]
Map of Pennsylvania, West Virginia, Virginia, Kentucky, North Carolina, Maryland, New Jersey. Map shows: PCS, CLEC and Internet, Two Services, PCS, ILEC and Richmond/Norfolk, PCS.

CFW
Communications Company                                                       13

                                    Wireless

                                     [map]

Map of Pennsylvania, New Jersey, Maryland, West Virginia, Virginia, Kentucky, North Carolina, Tennessee. Map shows CFW/Alliances PCS (5.4MM pops), Richmond PCS (2.9MMpops).

CFW
Communications Company                                                       14

                                    Wireline

          CLEC                                ILEC                                                   Long-Haul
          ----                                ----                                                   ---------
o Interconnection agreements            o  50,2000 lines                           o  Over 1,500 Route Miles by FYE 2000 throughout
  in VA, WV and TN                      o  Historical 3 1/2% access line growth       Virginia and West Virginia
o 9,800 Business Lines                  o  Historical 6-9% minutes
0 9 Markets                             o  100% digital platform
                                        o  100% fiber interoffice
o Addressable Market (Current)               -3 Lucent class 4/5 offices
  -Uses Long Haul Fiber                      -STP
  -Uses ILEC Switch                     o  Leading VA service provider (per SCC)


                         [map]

Map of Pennsylvania, West Virginia, Tennessee, New Jersey, Virginia, North Carolina. Map shows CFW Wireline Service Markets

CFW
Communications Company                                                        15

Internet

Subscribers                 Equipment                   Local Broadband
-----------                 ---------                   ---------------
o 47,200 Dial-up           o 16 DSLAM                   o Fiber
o End-to-End DSL           o 4 Super-Pops               o MMDS - 850 HH
o Web Hosting              o 48 Local Access Points     o LMDS - 1.7 MM pops
o 48 markets


                                      [map]

Map shows CFW Internet Service Markets



CFW
Communications Company

                                     [MAP]

Map of Pennsylvania, New Jersey, Maryland, West Virginia, Virginia and Tennessee. Map shows CFW Network (2Q00), Fiber Swap Under Negotiation (2Q00), Planned (2000), and Connectivity through R and B



CFW
COMMUNICATIONS                                                                17

                               Operating Strategy

o    Differentiated Target: small to mid-size businesses and consumers

o    Local "home team": significant community presence and involvement

o    Leading service provider in VA for last 10 years as measured by VA SCC

o    Robust regional Digital PCS network-

     o    Over 550 cell sites operational

     o    Wholesale agreement with Sprint/Horizon (selected markets)

o    Recognize synergies in Richmond/Norfolk PCS

o    Leverage ICP infrastrucure


CFW
COMMUNICATIONS COMPANY                                                        18

                               Strategic Enablers

o    Brand recognition and loyalty

o    47 Integrated Company retail outlets

o    Integrated back office systems                       [Photo of store]

o    Integrated customer care

o    1,500 fiber route miles by FYE 2000



CFW
COMMUNICATIONS COMPANY                                                        19



                         Pro Forma Wireless Competition

               1               2               3              4            5                6            7                8
Block MH    Norfolk        Richmond         Roanoke      Charleston    Huntington      Clarksburg   Charlottesville    Lynchburg
------------------------------------------------------------------------------------------------------------------------------------
Cellular
--------

   A  25     ALLTEL          ALLTEL       US Cellular       AT&T          AT&T          American      US Cellular     US Cellular
   B  25      GTE             GTE            GTE            ALLTEL       ALLTEL        US Cellular       ALLTEL         ALLTEL



PCS
---
   A  30     Triton          Triton          Triton         AT&T            AT&T         Sprint(3)      Sprint(3)        Triton
   B  30     CFW PF          CFW PF          CFW            CFW             CFW       VoiceStream (1)    Triton           CFW
   C  30 NextWave(1)(2)  NextWave(1)(2)  NextWave(1)(2)   PCSMob(1)   OPM Auction(1)   Polycell(1)       CFW         ABC Wireless(1)
   D  10     Sprint          Sprint        Sprint(3)       Sprint(3)      Sprint(3)       AT&T           Devon(1)       Sprint(3)
   E  10  VoiceStream(1)  VoiceStream(1)     Devon         Sprint         Sprint(3)       CFW          VoiceStream(1) VoiceStream(1)
   F  10  VoiceStream(1)  VoiceStream(1)  VoiceStream(1)    MCG(1)      NorthCoast(1)  NorthCoast(1)   VoiceStream(1)   Devon(1)

(1) Spectrum owned but not built out.

(2) NextWave's licenses have been cancelled by the FCC and are to be re-auctioned in July 2000.

(3) CFW providing wireless access to Sprint under long-term contract.

CFW
COMMUNICATIONS COMPANY                                                        20

                               Financial Overview

o    Pro Forma total assets in excess of $1.0 billion

o    Pro Forma shareholder equity of approximately $500 million

o    Fully committed debt financing of $700 million

o    1999 Revenues, as reported

     o CFW:         $73.8MM

     o R&B:         $16.8MM

     o Richmond:    $50.5MM

     o VA PCS:      $13.4MM

     o WV PCS:      $ 2.9MM


CFW
COMMUNICATIONS COMPANY                                                        21

                               Financial Overview

Combined Pro Forma Operating Statistics




         PCS REVENUE*     SUBSCRIBERS                                              CLEC REVENUE      ACCESS LINES
---------------------------------------                                    ---------------------------------------
($000's)


1Q99      $14,620             87,100                                       1Q99      $  601              2,500
2Q99      $16,006             98,000                                       2Q99      $  884              4,900
3Q99      $16,538            106,200                                       3Q99      $1,170              7,100
4Q99      $19,055            122,000                                       4Q99      $1,458              9,800




         ISP REVENUE      SUBSCRIBERS                                              ILEC REVENUE      ACCESS LINES
---------------------------------------                                    ---------------------------------------
($000's)                                                                    ($000's)

1Q99      $   502             11,900                                       1Q99      $10,227            47,900
2Q99      $   764             18,100                                       2Q99      $10,652            48,200
3Q99      $ 1,552             33,300                                       3Q99      $10,457            48,900
4Q99      $ 2,793             47,300                                       4Q99      $10,448            50,200


*Virginia and West Virginia Alliances and Richmond PCS only.


CFW
COMMUNICATIONS COMPANY                                                        22

                            Growth vs. Income Stock
                                Characteristics


Growth
------

o  Newer industries and technologies

o  Revenue  growth  > than GDP due to  accelerating  adoption

o  Frequently associated with  significant  capital  investment  needs

o No dividends during periods of significant capital investment and operating needs

o  Shareholder returns from tax efficient capital gains


Income
------
o  Mature industries

o  Revenue growth ~ GDP growth

o Shareholder returns from a combination of dividends and typically more limited capital gains



CFW
COMMUNICATIONS COMPANY                                                        23

CFW Stock Profile


o  Will Eliminate  Dividend

o  Invest Capital in Potential High Growth Opportunities

    [GRAPH COMPARING THE CFW STOCK PRICE AND THE DIVIDEND YIELD FOR PREVIOUS
                               THREE YEAR PERIOD.]



CFW
COMMUNICATIONS COMPANY                                                        24

    [GRAPH COMPARING THE CFW STOCK PRICE WITH QUARTERLY REVENEUS FOR PREVIOUS
                              THREE YEAR PERIOD].

CFW Management Team


o  James S. Quarforth  (45), CEO

   o  CEO since 1990

   o  20 years of industry experience


o  Carl A. Rosberg (47), President and COO

   o  Formerly SVP of Operations, 1988-1999

   o  15 years of industry experience

   o  CFO of Shenandoah Telecommunications, 1985-1988



o  Michael B. Moneymaker  (42), Senior Vice President and CFO

   o   CFO since 1995

   o   20 years of financial management experience

   o   Ernst & Young, 1980-1995

CFW
COMMUNICATIONS COMPANY                                                        25

CFW Management Team

o  Warren Catlett (40), Senior Vice President - Corporate Development

   o  16 years of industry experience in Regulatory and Business Development

   o  6 years with NECA (National Exchange Carrier Association), 1983-1989

o  David Maccarelli (47), President - Virginia Operations

   o  25 years of industry experience

   o  18 years experience with Bell Atlantic in Operations and Engineering

o  David Lowe (58), President - West Virginia Operations

   o  30 years of industry experience

   o  Formerly President of Bell Atlantic - West Virginia

o  Don Marie Persing (48), Senior Vice President

   o  26 years of industry experience

   o  Formerly VP of Customer Service at PCS PrimeCo, Division level at AT&T



CFW
COMMUNICATIONS COMPANY                                                        26



CFW Management Team

o    Frank Berry, (36) Vice President - Engineering
     o Employed by CFW since 1998
     o Formerly a product manager/marketing for AT&T

o    Duane Breeden, (35) Vice President - Information Technology
     o Employed with CFW since 1999
     o Formerly Executive Director-CFO for Advanced Services/Advanced Home Care

o    Rob Cale, (41) Vice President - Marketing
     o Employed with CFW since 1997
     o Formerly Director of Marketing with Comdial Corporation

o    David Coats, (44) Vice President - Customer Care
     o Employed with CFW  since 1998
     o 19 years of management experience with Sprint



CFW Communications Company                                                    27

R&B Management Team

o    J. Allen Layman (48), Chairman of the Board
     o Former President and Chief Executive Officer of R&B Communications and its subsidiaries
     o    Employed with R&B Telephone since 1974.

o    Michael J. Layman (51), Vice President
     o    Former   Senior  Vice   President  of  R&B   Communications   and  its
          subsidiaries
     o Employed with R&B since 1985 and is a member of their Board of Directors

o    Charles Richardson (49), Vice President
     o    Former   Senior  Vice   President  of  R&B   Communications   and  its
          subsidiaries
     o    Employed with R&B since 1975
     o    Vice  President of Network  Services in 1989 and Senior Vice President


CFW Communications Company                                                    28

R&B Management Team

o    Christopher Foster (38), Vice President
     o    Former Vice President of R&B Communications and its subsidiaries
     o Employed with R&B since 1984 and responsible for overseeing the departments of Finance, Accounting, Human Resources and Purchasing.

o    Thomas L. Orr (53), Vice President
     o Former Vice President of Customer Services of R&B Communications and its subsidiaries
     o    Employed with R&B since 1969.



CFW Communications Company                                                    29

Additional Growth Opportunities

o    Build out 2 million of PCS licenses POPs

o    Expand ICP (Digital PCS, CLEC, ISP) to New Markets
     o    Richmond
     o    Williamsburg
     o    Norfolk
     o    Virginia Beach

o    Wireless Data/Internet

o    Fixed Wireless Local Loop

o    C-block Digital PCS Spectrum Re-Auction


CFW Communications Company                                                    30

ICP Expansion

o    Expansion of ICP footprint to adjacent market
     o    Leverages strategic enablers - billing, customer care, etc.
     o    Adjacent CLEC and ISP
          o    Richmond
          o    Norfolk

     o    Tidewater region
     o    Outer Banks of NC

o    Build economies of scale


CFW Communications Company                                                    31

Wireless Data / Internet

o    Wireless data represents strong growth opportunity

o    100%   digital   build  out   provides   early  mover   advantage   through
     capacity/platform

o    Web Access Provider (WAP) technology implemented on Intelos systems

o    CDMA Technology better suited for heavy bandwidth applications

o    Synergies with ISP business
     o    Access
     o    Customers
     o    Billing
     o    Customer Service

CFW Communications Company                                                    32

July 2000 PCS Auction

Map of Virginia, West Virginia, Pennsyvannia, Delaware, and Maryland. Portions of North Carolina, Tennessee, Kentucky, and Ohio. Map shows CFW Intelos, PCS 5.4M pops; Richmond PCS, 2.9MM pops; Licenses to be Auctioned




CFW Communications Company                                                    33

Summary

o    Company transforming event

o    Major digital PCS provider in Mid-Atlantic region

o    ICP expansion opportunities

o    Fully committed financing
     o    WCAS
     o    MSDW


CFW Communications Company                                                    34

Reg.M Legend

WE URGE INVESTORS AND SECURITY HOLDERS TO READ CFW'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION DESCRIBED ABOVE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by CFW may also be obtained for free from CFW by directing a request to CFW Communications Company, P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on CFW's website at www.cfw.com or www.intelos.com. WHEN THEY BECOME AVAILABLE, READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

CFW Communications Company                                                    35